Filed Pursuant to Rule 433

Registration Statement No. 333-164842

Pricing Term Sheet

June 6, 2012

Union Pacific Corporation

2.950% Notes due 2023

Issuer:	Union Pacific Corporation
Size:	$300,000,000
Maturity:	January 15, 2023
Coupon:	2.950%
Price to Public:	99.943% of face amount
Yield to Maturity:	2.956%
Spread to Benchmark Treasury:	130 basis points
Benchmark Treasury:	UST 1.750% due May 15, 2022
Benchmark Treasury Yield:	1.656%
Interest Payment Dates:	January 15 and July 15, commencing on January 15, 2013
Redemption Provisions:
Make-Whole Call:	At any time prior to October 15, 2022, at the greater of 100% or the make-whole amount at a discount rate equal to the Treasury Rate plus 25 basis points plus accrued and unpaid interest to the date of repurchase.
Par Call	At any time on or after October 15, 2022, at 100% plus accrued and unpaid interest to the date of repurchase.
Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.
Trade Date:	June 6, 2012
Settlement Date:	June 11, 2012 (T+3)
CUSIP / ISIN:	907818 DM7 / US907818DM74
Denominations:	$1,000 x $1,000
Ratings (Moody’s / S&P):	Baa2 / A-
Underwriters:

Joint Book-Running Managers:

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. LLC

Senior Co-Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Loop Capital Markets LLC

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

RBS Securities Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847 or emailing barclaysprospectus@broadridge.com, calling Credit Suisse Securities (USA) LLC, toll-free at 1-800-221-1037, or calling Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 or emailing prospectus@morganstanley.com.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.